# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: INNOVATIVE SOLUTIONS & SUPPORT INC., CIK 0000836690
CUSIP: 45769N105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 720 Pennsylvania Drive, Exton, Pennsylvania (PA), 19341
Date of event which requires filing of this statement: 12/02/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-012971
Filed by CIK 0002011442

## Reporting persons
- Kevin P. Gilboy: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 664,155; sole dispositive power 0; shared dispositive power 664,155; aggregate amount beneficially owned 664,155 (3.79% of the class)
  Comment: Calculated based on 17,536,418 shares of common stock of the Issuer outstanding as of December 18, 2024, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended September 30, 2024.

## Item 1. Issuer
Name of issuer: INNOVATIVE SOLUTIONS & SUPPORT INC.
Address of issuer's principal executive offices: 720 Pennsylvania Drive, Exton, PA, 19341

## Item 2. Person Filing
Name of person filing:
Kevin P. Gilboy ("Reporting Person")

As of the date hereof, the holdings reported by the Reporting Person include an aggregate of 664,155 shares (the "Shares") of common stock, par value $0.001 per share, of the Issuer ("Common Stock"), which Shares are held in separate trusts (the "Trusts"). The Reporting Person is a co-trustee of each of the Trusts and may be deemed to beneficially own the Shares held by the Trusts. However, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that the Reporting Person is the beneficial owner of the Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and the Reporting Person expressly disclaims beneficial ownership of such Shares.
Address of principal business office or, if none, residence: Gilboy & Gilboy LLP, Two Logan Square, 100 N. 18th Street, Suite 1825, Philadelphia, PA 19103
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 664,155
Percent of class: 3.79
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 664,155
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
664,155

As of the date hereof, the Reporting Person may be deemed to beneficially own 3.79% of the outstanding shares of Common Stock in the aggregate as a co-trustee of the Trusts in which the Shares are held. This percentage is calculated based on 17,536,418 shares of Common Stock of the Issuer outstanding as of December 18, 2024, as reported in the Issuer's Annual Report on Form 10-K for the fiscal year ended September 30, 2024.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Kevin P. Gilboy: /s/ Kevin P. Gilboy, Kevin P. Gilboy/Co-Trustee (01/03/2025)